Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Availability of its Form 20-F for the Year Ended December 31, 2018

Singapore, April 17, 2019: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “it” or “we”), a global provider of maritime transportation services in the drybulk and product tanker sectors, today announced that its Annual Report on Form 20-F for the year ended December 31, 2018 has been filed with the U.S. Securities and Exchange Commission (“SEC”) and can be accessed on the Company’s website www.grinshipping.com under the “SEC Filings” section or on the website of the SEC at www.sec.gov.

Shareholders may also request a hard copy of the Annual Report, which includes the Company’s complete audited financial statements, free of charge, by contacting the Company at:

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

E-mail: ir@grindrodshipping.com

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 18 handysize drybulk carriers and 12 supramax/ultramax drybulk carriers on the water with five ultramax drybulk carriers under construction in Japan due be delivered in 2019 and 2020. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of seven medium range tankers and three small tankers. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Company Contact:
Martyn Wade / Stephen Griffiths
CEO / CFO
Grindrod Shipping Holdings Ltd.
200 Cantonment Road, #03-01 Southpoint
Singapore, 089763
Email: ir@grindrodshipping.com
Website: www.grinshipping.com	Investor Relations / Media Contact:
Nicolas Bornozis / Judit Csepregi
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (212) 661-7566
Fax: (212) 661-7526
Email: grindrod@capitallink.com